

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 13, 2007

Ms. Cheryl K. Beebe
Chief Financial Officer
Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, IL 60154

> **Re: Corn Products International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-13397**

Dear Ms. Beebe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 1 – Business, page 3

1.   Please expand your disclosure to address any seasonality that affects your business. Refer to Item 101(c)(1)(v) of Regulation S-K.

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 21

2.   Please revise your disclosure to include the table that summarizes the Equity Compensation Plan Information. Refer to Item 201(d) of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

3.   Please expand your management's discussion and analysis of derivative financial instruments, including hedging and non-hedging instruments, to elaborate on the nature, extent, objective and results of these activities. Also, please disclose the types of derivatives carried at fair value which are exchange traded, and those derivatives which are not valued using exchange prices. Refer to FRR 61, II B.

4.   Please expand your management's discussion and analysis of the effects of the adoption of FAS 123(R). Refer to SAB Topic 14.M.

Results of Operations, page 25

5.   We note that you identify and quantify various factors that impacted the year to year trends of your results of operations and the related financial statement line items. For example, on page 25 of your 2006 Compared to 2005 discussion of Net Sales you state "the increase in net sales reflects volume growth of 5 percent, price/product mix improvement of 3 percent…" without discussion of the business developments or external events that underlie these factors. Please expand your management's discussion and analysis to explain in greater detail what gave rise to the factors that you have identified, and indicate whether or not you expect them to have a continuing impact on your results of operations in the future. Please refer to "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." This can be located at our website at:

        http://www.sec.gov/rules/interp/33-8350.htm.

6.   We note that you have significant operations located outside the US. Please expand your management's discussion and analysis to identify any material effects of currency exchange rate fluctuations on reported revenues, costs, and business practice and plans by geographic region, especially those that affect comparability. Please quantify whether material trends in the results of operations are attributable to changes in the value of the reporting currency relative to the functional currency of each of your operations located outside of the US. Additionally, please analyze any trends in operations or liquidity that

would be apparent in the functional currency that are not readily identified due to the translation into the reporting currency.

7. Please expand your management's discussion and analysis to include the effect your benefit plans (e.g., pension plans, ESOPs, and other postretirement plans) have on your results of operations. Please refer to section II.J of "Current Accounting and Disclosure Issues in the Division of Corporation Finance (revised November 30, 2006)." This can be located at our website at:

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

8. We noted successive annual increases in your valuation allowance for deferred tax assets. Please expand your management's discussion and analysis to include the significant factors considered and related assumptions resulting in the changes in the valuation allowance. Please expand your disclosure to address, by region or jurisdiction, the factors that support the allowance despite your history of earning pretax income, to the extent this additional information can provide insight with respect to your particular circumstances.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 39

9. Please expand your disclosures to include quantitative and qualitative disclosures of foreign currency exchange rate risk exposures, as required by Item 305 of Regulation S-K. Quantitative disclosures should conform to one of the three disclosure alternatives provided by paragraph (a) of Item 305.

Item 8 – Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page 48

10. Please expand your disclosure in the financial statements or notes to financial statements to include both the amount of income taxes for the period allocated to translation adjustments, and the beginning balances of cumulative translation adjustments as part of your disclosure of the changes in the components of accumulated other comprehensive income/loss. Refer to paragraph 31 of FAS 52.

Investments, page 48

11.   Please expand your disclosure related to equity method investments to include disclosures prescribed by paragraph 20 of APB 18, or provide us additional information as to why you believe disclosure is not applicable.

Revenue recognition, page 49

12.   Please expand your disclosure of revenue recognition to address when and how the criteria in SAB Topic 13.A.1 are generally satisfied, including management's significant assumptions therein.

Earnings per Common Share, page 50

13.   We note the feature of your redeemable common stock allows the holder to put the stock to the company at a value other than fair value. Please explain why your earnings per share disclosure has not been prepared under the two-class method to attribute changes in the redemption value to the appropriate class of common stock. Refer to paragraph 19 of EITF Topic D-98 and paragraph 60(b) of FAS 128.

Note 6 – Financial Instruments, Derivatives and Hedging Activities

Fair Value of Financial Instruments, page 54

14.   Please revise your disclosure of the fair value of financial instruments in order to present the fair value of debt in a format that presents the information alongside, or in substantially the same location within your document as, the related carrying amount of debt so as to clarify whether the fair value and carrying amount represent assets or liabilities and how the carrying amounts relate to what is reported in the statement of financial position. Refer to paragraph 10 of FAS 107.

15.   Please expand your disclosure of the fair values of financial instruments to include derivative instruments and investments carried at cost, or explain why you believe disclosure is not applicable. Refer to paragraphs 3 and 7 of FAS 107.

Derivatives, page 54

16.   Please expand your disclosure in the financial statements or notes to financial statements to include the beginning balances of accumulated derivative gains/losses as part of your disclosure of the changes in the components of

accumulated other comprehensive income/loss. Refer to paragraph 47 of FAS 133.

Note 12 – Redeemable Common Stock, page 68

17.   Please explain why the changes in the carrying amount of redeemable common stock have been recorded to additional paid-in capital and not to retained earnings. Refer to paragraph 19 of EITF Topic D-98.

Exhibit 31.1

18.   We note that the identification of the report in paragraph 1 of the certifications also includes the period title "annual". In future filings, the identification of the period of the report should be removed so as not to specify or qualify the period for which the report has been certified. This comment also applies to Exhibit 31.2.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief